April 25, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Larry Spirgel

Re:	CC Media Holdings, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 19, 2013
File No. 0-53354

Dear Mr. Spirgel:

This letter is in response to the Staff’s comments to the Company by its letter dated April 15, 2013 relating to the above-referenced Form 10-K.  Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Liquidity and Capital Resources, page 46

1.      Since your foreign operations are significant, please address the following in future filings:

●	Disclose the amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents as of year-end;

●
Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity; and

●
Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. Disclose if it is your intent is to permanently reinvest these foreign amounts outside the U.S. and whether your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

As of December 31, 2012, we had $1.2 billion of cash on our balance sheet including $367.2 million in cash held outside the U.S. by our subsidiaries, all of which is readily convertible into other foreign currencies including the U.S. dollar.  In our future filings, we will expand our disclosure to include comparable information regarding our cash held outside of the U.S.

We intend to include the following disclosure under the heading “Anticipated Cash Requirements” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-Q for the quarter ended March 31, 2013:

Securities and Exchange Commission
April 25, 2013

Our primary source of liquidity is cash on hand, cash flow from operations and borrowing capacity under Clear Channel’s domestic receivables based credit facility, subject to certain limitations contained in Clear Channel’s material financing agreements. At March 31, 2013, we had debt maturities totaling $66.6 million, $483.2 million, and $271.0 million in 2013, 2014, and 2015, respectively.  At March 31, 2013, we had $721.6 million of cash on our balance sheet including $343.0 million in consolidated cash balances held outside the U.S. by our subsidiaries, all of which is readily convertible into other foreign currencies including the U.S. dollar. We disclose in Item 8 of our Form 10-K within Note 1, Summary of Significant Accounting Policies, that our policy is to permanently reinvest the earnings of our non-U.S. subsidiaries as these earnings are generally redeployed in those jurisdictions for operating needs and continued functioning of their businesses.  We have the ability and intent to indefinitely reinvest the undistributed earnings of consolidated subsidiaries based outside of the United States.  If any excess cash held by our foreign subsidiaries were needed to fund operations in the United States, we could presently repatriate available funds without a requirement to accrue or pay U.S. taxes.   This is a result of significant current and historic deficits in our foreign earnings and profits, which gives us flexibility to make future cash distributions as non-taxable returns of capital.

2.
We note that your debt is approximately 127% of total assets. We also note that you indicate that you were in compliance with your debt covenant limiting the ratio of consolidated secured debt, net of cash and cash equivalents, to consolidated EBITDA for your Senior Secured Credit Facility. However, it is not clear if you were in compliance with your debt covenants for your other debentures. Given the significance of your total debt, please confirm to us whether you were in compliance with all your material debt covenants for the periods presented.

We confirm for the Staff that we were in compliance with all of our material debt covenants for the periods presented in the above-referenced Form 10-K.  In our future filings, we will expand our disclosure to affirmatively state that we are in compliance with the covenants in our material financing agreements as of the end of the period presented.

We intend to include the following disclosure under the heading “Anticipated Cash Requirements” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-Q for the quarter ended March 31, 2013:

We were in compliance with the covenants contained in Clear Channel’s material financing agreements as of March 31, 2013, including the maximum consolidated senior secured net debt to consolidated EBITDA limitation contained in Clear Channel’s senior secured credit facilities. We believe our long-term plans, which include promoting spending in our industries and capitalizing on our diverse geographic and product opportunities, including the continued investment in our media and entertainment initiatives and continued deployment of digital displays, will enable us to continue generating cash flows from operations sufficient to meet our liquidity and funding requirements long term.  However, our anticipated results are subject to significant uncertainty and there can be no assurance that we will be able to maintain compliance with these covenants.  In addition, our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any covenants set forth in Clear Channel’s financing agreements would result in a default thereunder. An event of default would permit the lenders under a defaulted financing agreement to declare all indebtedness thereunder to be due and payable prior to maturity. Moreover, the lenders under the receivables based facility under Clear Channel’s senior secured credit facilities would have the option to terminate their commitments to make further extensions of credit thereunder. If we are unable to repay Clear Channel’s obligations under any secured credit facility, the lenders could proceed against any assets that were pledged to secure such facility. In addition, a default or acceleration under any of Clear Channel’s material financing agreements could cause a default under other of our obligations that are subject to cross-default and cross-acceleration provisions. The threshold amount for a cross-default under the senior secured credit facilities is $100.0 million.

Securities and Exchange Commission
April 25, 2013

Certain Covenants and Events of Default, page 52

3.	Please reconcile consolidated EBITDA as defined in your debt agreements to the most comparable GAAP liquidity measure, cash flows from operating activities.

In our future filings, we will reconcile consolidated EBITDA as defined in our debt agreements to cash flows from operating activities.

We intend to include the following disclosure under the heading “Sources of Capital—Senior Secured Credit Facilities” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-Q for the quarter ended March 31, 2013:

The senior secured credit facilities require Clear Channel to comply on a quarterly basis with a financial covenant limiting the ratio of consolidated secured debt, net of cash and cash equivalents, to consolidated EBITDA for the preceding four quarters.  Clear Channel’s secured debt consists of the senior secured credit facilities, the receivables-based credit facility, the priority guarantee notes and certain other secured subsidiary debt.  As required by the definition of consolidated EBITDA in Clear Channel’s senior secured credit facilities, Clear Channel’s consolidated EBITDA for the preceding four quarters of $2.0 billion is calculated as operating income (loss) before depreciation, amortization, impairment charges and other operating income (expense), net plus share-based compensation and is further adjusted for the following items: (i) costs incurred in connection with the closure and/or consolidation of facilities, retention charges, consulting fees and other permitted activities; (ii) extraordinary, non-recurring or unusual gains or losses or expenses and severance; (iii) non-cash charges; (iv) cash received from nonconsolidated affiliates; and (v) various other items.

The following table reflects a reconciliation of consolidated EBITDA to operating income and net cash provided by operating activities for the four quarters ended March 31, 2013:

Securities and Exchange Commission
April 25, 2013

Four Quarters Ended
(In Millions)	March 31, 2013
Consolidated EBITDA	$2,021.2
Less adjustments to consolidated EBITDA:
Cost incurred in connection with the closure and/or consolidation of facilities, retention charges, consulting fees, and other permitted activities	(73.5)
Extraordinary, non-recurring or unusual gains or losses or expenses and severance (as referenced in the definition of consolidated EBITDA in Clear Channel’s senior secured credit facilities)	(59.1)
Non-cash charges	(23.4)
Cash received from nonconsolidated affiliates	(20.7)
Other items	(20.8)
Less: Depreciation and amortization, Impairment charges, Other operating income (expense), net, and Share-based compensation expense	(753.5)
Operating income	1,070.2
Plus: Depreciation and amortization, Impairment charges, Other operating income (expense), net, and Share-based compensation expense	753.5
Less: Interest expense	(1,560.5)
Less: Current income tax benefit	(66.0)
Plus: Other income (expense), net	0.3
Adjustments to reconcile consolidated net loss to net cash provided by operating activities (including Provision for doubtful accounts, Amortization of deferred financing charges and note discounts, net and Other reconciling items, net)	177.1
Change in assets and liabilities, net of assets acquired and liabilities assumed	31.7
Net cash provided by operating activities	$406.3

The maximum ratio under this financial covenant is currently set at 9.5:1 and reduces to 9.25:1, 9:1 and 8.75:1 for the four quarters ended June 30, 2013, December 31, 2013 and December 31, 2014, respectively.  At March 31, 2013, our ratio was 6.0:1.

Note 7 – Commitments and Contingencies, page 100

4.
With regard to your Los Angeles Litigation, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Securities and Exchange Commission
April 25, 2013

With regard to the Los Angeles Litigation referenced in our Form 10-K, the plaintiff challenged the validity of a Stipulated Judgment that was entered into in November 2006 with respect to certain digital displays.  However, the plaintiff did not seek any monetary damages.  If the plaintiff makes a monetary demand, we will determine the likelihood of loss and, if appropriate, determine whether we can reasonably estimate the amount of such loss.

*           *           *           *

In connection with responding to the Staff's comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact Scott Hamilton or Tom Casey at (210) 822-2828.

Very truly yours,

/s/ Scott D. Hamilton
Scott D. Hamilton
Senior Vice President, Chief Accounting Officer and Assistant Secretary